Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: February 28, 2018

February 28, 2018

The following articles written by third parties were made available to employees of CVS Health Corporation:

CVS-Aetna Merger Looks to Expand Role of Pharmacists

Bloomberg Law

By Alex Rouff

Combining one of the country’s largest pharmacy companies with a major insurer will expand the role of pharmacists, putting those filling prescriptions at the forefront of the fight to lower health costs, executives with CVS Health Corp. and Aetna told lawmakers Feb. 27.

The two companies defended their proposed $67.5 billion merger to lawmakers on the House’s antitrust panel as a way to reduce insurance costs for Aetna beneficiaries by pushing CVS pharmacists to offer more advice to those filling prescriptions. The executives were also careful to blame drugmakers for the rising cost of prescription medications over pharmacy middlemen.

“The way we solve this long term is we have a new model for pharmacists,” Thomas Moriarty, executive vice president of CVS Health, told the House Judiciary Subcommittee on Regulatory Reform, Commercial and Antitrust Law.

The two companies would total more than $240 billion in annual sales and would be involved in selling insurance, negotiating drug prices between drugmakers and insurers, and running a major pharmacy chain, according to company data from Bloomberg Law.

Democratic lawmakers in particular have raised questions about how combining the two companies would affect the cost of drugs for those not covered by Aetna or how Aetna might steer beneficiaries to CVS’s MinuteClinics over emergency rooms. The concern is the combined company would violate antitrust laws by using its pharmacy benefit management services to give Aetna an advantage over its competition.

Rep. Tom Marino (R-Pa.), head of the subcommittee, appeared to favor the merger, pointing out it’s considered a vertical merger, where companies on different sides of the supply chain combine, and not a horizontal merger, where the companies have the same customers.

CVS is working with the Justice Department and expects to complete the merger later this year, Carolyn Castel, a spokeswoman for CVS Health, told Bloomberg Law recently.

CVS, AETNA SKATE THROUGH HEARING

Politico Pulse

Officials from the two health care juggernauts faced few tough questions about their planned $69 billion merger during an appearance Tuesday afternoon before the House Judiciary Committee’s Subcommittee on Regulatory Reform, Commercial and Antitrust Law.

CVS and Aetna representatives easily dispensed with queries about whether the deal will squelch independent pharmacies or reduce competition in the pharmacy benefit management sector. Instead, they promised that the new health care behemoth will bring much-needed innovation and efficiency to the bloated sector.

“It is fragmented, complex, burdensome for consumers and providers, and it is unsustainably expensive,” said Thomas Moriarty, CVS’ general counsel.

The companies even drew praise from Subcommittee Chair Tom Marino for their efforts to help combat the opioid epidemic, which include adding drug disposal units to CVS stores and limiting initial painkiller prescriptions for some customers to seven days. “I’m very pleased with what you have to say,” Marino responded.

CVS Wants Stores to Replace Urgent Care Clinics

Dow Jones Institutional News

CVS Health said clinics inside its stores will eventually be able to provide almost all the health care a person could receive at an urgent care clinic. Speaking to a US House panel looking into CVS’s proposed acquisition of Aetna. CVS General Counsel Thomas Moriarty said the combined company aims to lower health costs in part by providing more health services out of CVS stores. CVS has several hundreds walk-in clinics, called Minute Clinics, that provide roughly half the services offered at an urgent care. The plan is to outfit the clinics to be able to address a broader range of ills and also help patients manage chronic conditions. He said the clinics will eventually provide 90% of services offered by an urgent-care facility.

CVS, Aetna Pitch Lawmakers On Merger Benefits

Law 360

By Matthew Perlman

CVS Health Corp. and Aetna Inc. told lawmakers Tuesday that their planned $69 billion merger will benefit consumers by giving the combined company’s insurance customers access to more local health care options through CVS’ retail presence.

Speaking before the House Subcommittee on Regulatory Reform, Commercial and Antitrust Law, executives from the companies explained plans to create a new type of health care model following the merger that will leverage the role of pharmacists and other local care providers. Thomas J. Sabatino Jr., executive vice president and general counsel for Aetna, told the committee that the current health care system is too focused on treating people that are already sick and not enough on preventative care.

While the company is moving toward a better model, he said, it can’t get there on its own.

“We want to reward health care providers based on patient outcomes, instead of a greater volume of services, and work with our members to improve the social and environmental factors impacting their health,” Sabatino said. “This is not something Aetna can achieve on its own. To fulfill our shared vision for a value-based and consumer-focused experience, we need to have a significant presence in the communities where our members live.”

Thomas M. Moriarty, executive vice president, chief policy and external affairs officer and general counsel for CVS, said the move will help create a more streamlined system that simplifies health care for consumers and also lowers costs. Part of the plan involves utilizing pharmacists to engage patients about prevention and the treatment of chronic illnesses and to better connect them with a patient’s primary physician.

“We believe that this transaction, through better pharmacy care and coordination with primary care professionals, can make a significant dent in reducing health care costs,” Moriarty said. “Put simply, to make real progress on behalf of consumers, and the health care system, we have to break the current logjam.”

Rep. David Cicilline, D-R.I., ranking member of the subcommittee, asked if the merger would give CVS an incentive to foreclose rival insurers or to steer Aetna customers to CVS pharmacies. Moriarty responded that Aetna currently accounts for just 10 percent of CVS’ revenue, saying the combined company would have “much more to lose than we would to gain” by excluding competitors.

Moriarty was asked by Rep. Jerrold Nadler, D-N.Y., how the company plans to pass on to customers any cost savings it achieves through the integration. The CVS executive said that as costs are reduced, customers would see lower premiums for insurance and lower prices for prescriptions. Nadler also asked if the merger could impact the pharmacy benefit manager market, considering the CVS Caremark business unit, which is a supplier to Aetna.

“No player is leaving the field here,” Moriarty said, noting that there are around a dozen competitors in the PBM market. “We see a robust competitive market in that regard, so I don’t see how this combination impacts competition in the PBM space.”

Sabatino was asked if Aetna would have been able to break into some of CVS’ business lines, such as by providing PBM services on its own absent the merger. He said the company explored all of its options several years ago but determined that the best course was to contract its PBM services from CVS and focus on patient care.

Rep. Val Demings, D-Fla., asked how the deal can help underserved communities in particular.

Moriarty said CVS’ walk-in clinics, called MinuteClinic, already look to the communities where they’re located to find physicians that are taking new patients and then counsel customers on the importance of having a primary care doctor. The clinics also prevent emergency room visits and provide an option to patients for care outside of regular business hours, he said, helping reduce patient costs.

Part of the merger plans also include increasing the services that are offered at MinuteClinic to help fill gaps in primary care coverage in particular areas, Moriarty said.

Sabatino said Aetna has come to recognize the importance of a local presence and is looking to CVS for an entrance. But, he said, the insurer is also taking other steps including training Meal-on-Wheels volunteers to look for indicators of health risks when they visit people’s homes.

“We need to get to the local communities and interact with the individuals. We can do that best through the doorway that CVS provides,” Sabatino said. “But we also need to go beyond that, and will go beyond that, by going into the homes.”

Sabatino noted the correlation between geography and health and said the move will help the insurance company become more involved with the health of its members by putting boots on the ground in their neighborhoods.

“We believe that getting close to our communities, by becoming much more locally focused on people and their issues, we can get at those social determinants of health that are affecting it,” Sabatino said. “This transaction allows an opportunity to do that.”

Rhode Island-based CVS inked its deal for Connecticut-based Aetna in December, agreeing to shell out $207 per share via a mixture of cash and stock. The move came after Aetna decided in February last year to walk away from a $37 billion cash-and-stock deal with rival Humana Inc. rather than appeal the U.S. Department of Justice’s successful block of that tie-up.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 14, 2018, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.